UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at August 7, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman
Date: August 8, 2008

* Print the name and title of the signing officer under his signature.

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

ROCKWELL GRANTED NEW PROSPECTING PERMITS IN AREA OF EXISTING OPERATIONS

August 7, 2008, Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on eight new prospecting permits granted by the South African Department of Minerals and Energy ("DME"). These new prospecting permits are located in the Middle Orange River area in the Northern Cape Province of South Africa, and include a number of permits which are adjacent to the Company's Wouterspan and Saxendrift operations.

Details are presented below.

Project Areas	Farm Name	Portion	Size (Ha)	Type of Right
Lanyonvale	Lanyonvale 376	Ptn 16 (Ptn of Ptn 9)	240.4480	Prospecting Permit
	Lanyonvale 376	Rem of Ptn 18 (Ptn of Ptn 10)	271.5347	Prospecting Permit
	Lanyonvale 376	Ptn 7 & 11	2917.4437	Prospecting Permit
Douglas	Zweet Fontein 76	Rem of Ptn 1; Ptn 2 (Ptn of Ptn 1)	2045.1312	Prospecting Permit
	Blaaubosch Drift 78	Rem of Ptn 1 & Ptn 3
Makoenskloof	Reads Drift 74	Ptn 20 & 38 (Ptn of Ptn 18)	2226.9832	Prospecting Permit
Diamond Valley	Diamond Valley 29	R/E; Ptn 1 & 2	2679.9832	Prospecting Permit
Saxendrift	Saxendrift 20	Ptn 12,13,16,24 &25	1873.6890	Prospecting Permit

Ptn = Portion; R/E = Remaining Extent

Lanyonvale Project: The Lanyonvale properties are situated adjacent to and downstream of Rockwell's Wouterspan Mine on the Middle Orange River. A program of reverse circulation drilling and 3D modelling is underway to assess the extent of gravel horizons that have already been identified on these properties. Drilling and bulk sampling work is planned to confirm the presence of diamonds in the gravel horizons, with the objective of extending the resources for the Wouterspan operation.

Douglas Project Area: These properties are located upstream of the confluence of the Vaal and Orange Rivers, outside of the town of Douglas. There have been alluvial operations around the town of Douglas for the last 100 years. Follow up work would include assessing the current potential of the properties.

Makoenskloof Area: This property is situated on the north bank of the Middle Orange River, downstream of Makoenskloof where Rockwell performed bulk sampling in 2007, producing some diamonds. The new property is located adjacent to a private operation owned by another party that is known for the recovery of large diamonds.

Diamond Valley: This property is located some 10 kilometres south of the modern day Orange River and at the same general elevation as the Company's Saxendrift project located about 15 kilometres to the west. Field mapping and a program of reconnaissance drilling is planned to make an initial assessment of this property.

Saxendrift: These properties are adjacent to the lower (Terrace C) of the three terraces that are located on the contiguous mineral right portions that collectively comprise the Saxendrift property package. The Company already holds rights to the property that hosts the upper terraces A and B which have a history of historical diamond production. With the granting of this new right, Rockwell now has access to the three main terraces contained within the Saxendrift project area, with the potential to add further gravel resources at Saxendrift. Terrace C is located approximately 20 to 40 metres above the current river, whereas Terrace A is some 120 metres above the present day river, and Terrace B is situated between A and C. Rockwell is currently constructing a new processing plant on Terrace A.

All of these properties are known to contain alluvial gravel deposits. The Company has designed prospecting programs and will be proceeding with collation of historical diamond information (where available), field mapping, and reverse circulation ("RC") drilling work. RC drilling is aimed at confirming and delineating the presence and extent of alluvial gravel deposits and ascertaining the stratigraphy and composition of gravels deposits. Should the structure, composition and extent and volume of gravels be found to be of sufficient volume and geological interest, then follow up programs involving excavation of pits, trenches and bulk samples would be considered. Properties with gravel resources that are small and deemed to be less geologically favourable in terms of diamond potential would be returned to the DME.

President and CEO John Bristow noted that, "These new prospecting permits provide the Company with the means to extend the diamond bearing gravel resources around its existing operations, and identify new project areas of interest in the Middle Orange River area."

Further to the Company's July 25, 2008 news release in respect of Industrial action at its Wouterspan mine, all necessary steps are being taken to resolve this matter. Rockwell will advise shareholders as soon as appropriate information is available regarding actions and time lines to resolve this situation.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.